SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

CHESAPEAKE ENERGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.00% CUMULATIVE CONVERTIBLE PREFERRED STOCK

(Title of Class of Securities)

165167-7-01/165167-6-02 (144A)

(CUSIP Number of Class of Securities)

Aubrey K. McClendon

Chairman of the Board and

Chief Executive Officer

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James M. Prince, Esq. Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Street Houston, Texas 77002-6760 713-758-3710 713-615-5962 (fax)	Stephen L. Burns Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 212-474-1146 212-474-3700 (fax)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2004, as amended on December 16, 2004, by Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), and relates to an offer by the Company to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock equal to (i) 4.8605 shares plus (ii) $7.75 divided by the Weighted Average Price of the Company’s common stock, for each validly tendered and accepted share of 6.00% Cumulative Convertible Preferred Stock (the “Preferred Stock”), on the terms and subject to the conditions described in the exchange offer prospectus, as amended (the “Exchange Offer Prospectus”), which is a part of the registration statement filed with the Securities and Exchange Commission on Form S-4, as amended (SEC File No. 333-120874), relating to the shares of common stock to be issued to stockholders in the Exchange Offer (the “Registration Statement”). The Weighted Average Price of the Company’s common stock will be calculated pursuant to procedure set forth in the Exchange Offer Prospectus. The terms and conditions of the Exchange Offer are set forth in the Exchange Offer Prospectus and the accompanying Letter of Transmittal, which are exhibits (a)(1) and (a)(2) hereto.

The information set forth in the Exchange Offer Prospectus, including the exhibits thereto, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—The Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the subject company is Chesapeake Energy Corporation. The address of the Company’s principal executive offices is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. Its telephone number is (405) 848-8000.

(b) Securities.

The information set forth in the Exchange Offer Prospectus in the section entitled “Description of Preferred Stock” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Exchange Offer Prospectus in the section entitled “Market for Common Stock and Preferred Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth in Item 2(a) above is incorporated herein by reference.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
Aubrey K. McClendon	Chairman of the Board, Chief Executive Officer and Director
Tom L. Ward	President, Chief Operating Officer and Director
Marcus C. Rowland	Executive Vice President and Chief Financial Officer
Martha A. Burger	Treasurer and Senior Vice President-Human Resources

Michael A. Johnson	Senior Vice President-Accounting, Controller and Chief Accounting Officer
Frank A. Keating	Director
Breene M. Kerr	Director
Charles T. Maxwell	Director
Shannon T. Self	Director
Frederick B. Whittemore	Director

The address and telephone number of each director and executive officer is: c/o Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118; (405) 848-8000

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer,” “The Exchange Offer—Exchange Ratio,” “The Exchange Offer—Expiration Date,” “The Exchange Offer—Conditions to the Exchange Offer,” “The Exchange Offer—Extension, Delay in Acceptance, Amendment or Termination,” “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock,” “The Exchange Offer—Withdrawals of Tenders,” “The Exchange Offer—Acceptance; Exchange of Shares of Preferred Stock,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Capital Stock—Common Stock,” “Description of Preferred Stock,” “The Exchange Offer—Accounting Treatment,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases.

The Company does not believe that any shares of 6.00% Cumulative Convertible Preferred Stock are owned by any officer, director or affiliate of the Company and therefore no securities will be purchased by the Company from any such persons in the Exchange Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Description of Capital Stock” and “Description of Preferred Stock” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the exchange offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Preferred Stock that are tendered in the exchange offer,” “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the Exchange Offer Prospectus in the section entitled “Summary—Chesapeake,” “Summary—Recent Developments,” “Risk Factors – Shares of Preferred Stock that you continue to hold after the exchange offer are expected to become less liquid following the exchange offer” and “Capitalization” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the exchange offer if I tender shares of Preferred Stock and they are accepted,” “Summary—The Exchange Offer,” “The Exchange Offer—Terms of the Exchange Offer” and “The Exchange Offer—Exchange Ratio” is incorporated herein by reference.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in the Securities of the Subject Company.

(a) Securities Ownership.

The Company does not believe that any shares of 6.00% Cumulative Convertible Preferred Stock are owned by any officer, director or affiliate of the Company

(b) Securities Transactions.

The information set forth in the Exchange Offer Prospectus in the section entitled “Summary—Recent Developments—Exchange of 6.00% Cumulative Convertible Preferred Stock” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Exchange Offer Prospectus in the sections entitled “The Exchange Offer—Information Agent,” “—Dealer Manager” and “—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Exchange Offer Prospectus in the sections entitled “Where to Find Additional Information” and “Summary Consolidated Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Reports on Form 10-Q for each of the three months ended March 31, 2004, June 30, 2004 and September 30, 2004 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Exchange Offer Prospectus in the section entitled “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)	Exchange Offer Prospectus, dated November 30, 2004 (as amended on December 16, 2004) – incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on December 16, 2004.

(a)(2)	Press Release, dated November 30, 2004 (filed on Form 8-K on November 30, 2004 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	Not applicable.

(d)	Not applicable

(g)	Not applicable.

(h)	Opinion of Vinson & Elkins L.L.P. – incorporated herein by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on November 30, 2004.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2004

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Aubrey K. McClendon
Aubrey K. McClendon
Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(1)	Exchange Offer Prospectus, dated November 30, 2004 (as amended on December 16, 2004) – incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form S-4 filed on December 16, 2004.

(a)(2)	Press Release, dated November 30, 2004 (filed on Form 8-K on November 30, 2004 pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(d)	Not applicable

(g)	Not applicable.

(h)	Opinion of Vinson & Elkins L.L.P. – incorporated herein by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4 filed on November 30, 2004.